GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY A Stock Company [8515 East Orchard Road] [Greenwood Village, CO 80111] [1-877-723-8723]

Return of Premium Endorsement

PLEASE READ CAREFULLY.

Great-West Life & Annuity Insurance Company (the “Company”) has issued this Return of Premium Endorsement as part of the Contract to which it is attached.

All provisions of the Contract that do not conflict with the Endorsement apply to this Endorsement. Where there is any conflict between the Endorsement provisions and the Contract provisions, the Endorsement provisions prevail. This Endorsement is available at Contract issue and cannot be terminated once selected.

As elected on the Application, this Contract has been issued with the Return of Premium Death Benefit Option:

DEATH BENEFIT: Guaranteed Minimum Death Benefit.

The death benefit payable will be the greater of:

●	the Annuity Account Value as of the date the Request for payment is received less Premium Tax, if any; or
●

the sum of Contributions applied to the Contract in both the Income Strategy and Income Strategy as of the date the Request for payment is received, less the impact of partial withdrawals, distributions, and Premium Tax, if any.

CHARGES: Mortality and Expense Risk Charge:      [.20%]

The maximum election age for this Endorsement is 80 years old.

This Endorsement is issued to the Owner(s) as shown on the Contract Data Page. It takes effect on the Effective Date shown on the Contract Data Page.

Signed for Great-West Life & Annuity Insurance Company on the issuance of the Endorsement.

[Richard Schultz,]	[Robert L. Reynolds,]
[Secretary]	[President and Chief Executive Officer]

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